FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001 -56
Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON
APRIL 8, 2010

1. DATE, TIME AND PLACE: On the eighth day of April, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4. AGENDA: (i) Analysis and approval of the Management Proposal related to the capitalization of the Reserve for Expansion and of the Reserve for Retained Earnings based on the Capital Budget; (ii) Analysis and approval of the Management Proposal related to the increase to the company capital through capitalization of the premium special reserve; (iii) Ratification of the overall compensation of managers paid in 2009 and approval of the overall compensation of managers to be paid in 2010; (iv) Approval of the amount to be paid in advance on a quarterly basis, as interim dividends for year 2010, pursuant to the Company Policy on Distribution of Dividends approved at the Meeting held by the Company’s Board of Directors on August 3, 2009.

5. RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote:

5.1. To approve the Management Proposal related to the capitalization of the Reserve for Expansion and of the Reserve for Retained Earnings based on Capital Budget, both determined on the meeting held on April 30, 2009, with a favorable opinion of the Supervisory Board.

5.2. To approve the Management Proposal related to the increase to the company capital through capitalization of the premium special reserve, with a favorable opinion of the Supervisory Board.

5.3. To ratify the overall compensation of managers paid in 2009, in the total amount of forty-five million one hundred forty-five thousand six hundred eighty-one Brazilian Reais (R$ 45,145,681.00) . For the year 2010, the directors approved the proposal for an overall compensation of managers in the amount of forty-six million four hundred sixty-eight thousand nine hundred forty-three Brazilian Reais (R$ 46,468,943.00), which shall be divided as follows: (i) seven million six hundred thirty-eight thousand Brazilian Reais (R$ 7,638,000.00) shall be designed for the Company’s Board of Directors; and (ii) thirty-eighty million, eight hundred thirty thousand nine hundred forty-three Brazilian Reais (R$ 38,830,943.00) shall be designed for the Executive Board.

5.4. Thus, the directors approve the submission of the abovementioned proposals, the ratification of the overall compensation of managers paid in 2009, and the proposal for the overall compensation of managers to be paid in 2010 for approval by the Shareholders’ Annual Meeting.

5.5. To approve, for the year 2010, the amount to be paid in advance on a quarterly basis, as interim dividends, pursuant to the Company Policy on Distribution of Dividends approved at the Meeting held by the Company’s Board of Directors on August 3, 2009, wherefor it is stipulated that the amount to be paid in advance, every quarter, is eight cents of one Brazilian Real (R$ 0.08) for each preferred share Class A and seven cents of one Brazilian Real (R$ 0.07) for each common share. The payment dates of interim dividends shall be defined by the Board of Directors, following publication of the ITR for such period. For the fourth quarter, after the closing of the fiscal year and approval of the relevant financial statements, the Company shall pay to the shareholders the minimum dividend due, calculated under the Brazilian Corporations Law, upon deduction of the dividends paid in advance during the fiscal year.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, April 8, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Directors Present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Jean-Charles Henri Naouri, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira. Guests: Arnaud Strasser, Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 19, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.